UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
____________________________________________________

FORM 6-K
  ____________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 18 August 2026

Commission File Number: 001-43229
____________________________________________________

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)
  ____________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 18 August 2026

Exhibit 99.1

Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 10 August 2026 up to and including 14 August 2026 it repurchased a total of (i) 525,000 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 559,514 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-08-10	73,192	GBP 9.2553	GBP 9.3380	GBP 9.1680	XLON
2026-08-10	45,822	GBP 9.2596	GBP 9.3380	GBP 9.1540	CHIX
2026-08-10	150,000	USD 12.5650	USD 12.6300	USD 12.4200	NASDAQ
2026-08-11	93,113	GBP 9.4036	GBP 9.5100	GBP 9.1860	XLON
2026-08-11	50,000	GBP 9.3791	GBP 9.5100	GBP 9.1880	CHIX
2026-08-11	150,000	USD 12.7894	USD 12.8850	USD 12.5600	NASDAQ
2026-08-12	125,000	GBP 9.1635	GBP 9.2960	GBP 9.0720	XLON
2026-08-12	50,000	GBP 9.1757	GBP 9.2960	GBP 9.0760	CHIX
2026-08-12	25,000	GBP 9.1788	GBP 9.2960	GBP 9.0860	BATE
2026-08-12	125,000	USD 12.3527	USD 12.5300	USD 12.2700	NASDAQ
2026-08-13	50,000	GBP 9.3711	GBP 9.4300	GBP 9.3180	XLON
2026-08-13	50,000	USD 12.7146	USD 12.9400	USD 12.5900	NASDAQ
2026-08-14	47,387	GBP 9.6289	GBP 9.6760	GBP 9.5840	XLON
2026-08-14	50,000	USD 13.0719	USD 13.1400	USD 13.0000	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/0276R_1-2026-8-17.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 18 August, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer